Exhibit 99.(V)


                  BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
                                      PROXY
           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
                  Annual Meeting of Stockholders April 30, 2003

      The undersigned, revoking all previous proxies, hereby appoints Rubens Amaral, Ernesto A. Bruggia and Mario Coro, or any one of them, as proxy holder in place of such person, in each case with full power of substitution and all of the powers which the undersigned would possess if present in person, to vote all shares of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the "Bank") which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Bank to be held at the Panama Marriott Hotel, 52nd & Ricardo Arias Streets, Panama City, Republic of Panama, on April 30, 2003 at 10:00 a.m. (Panamanian time), and at any adjournments thereof.

      Unless otherwise specified in the squares provided, the undersigned's vote will be cast FOR Proposals (1), (2) and (3) and in the proxy holder's discretion with respect to any other matter which may properly come before the meeting.

      When this proxy is properly executed and returned, the shares it represents will be voted as directed. If no specification is made, this proxy will be voted FOR approval of the Bank's audited financial statements for the fiscal year ended December 31, 2002; FOR the appointment of KPMG Peat Marwick as the Bank's independent auditors for the fiscal year ending December 31, 2003; FOR (i) the election of one director to be nominated at the Annual Meeting of Stockholders to represent the holders of the class B shares at the proxy holders' discretion and (ii) the election of the nominees Gonzalo Menendez Duque and Jose Castaneda as directors to represent the holders of all classes of shares of the Bank's common stock; and in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting of Stockholders.

           (Continued and to be dated and signed on the reverse side.)

                                  Banco Latinoamericano de Exportaciones, S. A. Calle 50 and Aquilino de la Guardia
                                  Panama, Republic of Panama

                                                                        |X|
                                                 Votes must be indicated
                                                 (x) in Black or Blue ink.

1. Approval of the Bank's audited financial statements for the fiscal year ended December 31, 2002.

      |_| FOR                   |_| AGAINST             |_| ABSTAIN

2. Appointment of KPMG Peat Marwick as the Bank's independent auditors for the fiscal year ending December 31, 2003.

      |_| FOR                   |_| AGAINST             |_| ABSTAIN

3.    Election of Directors:

      ONLY FOR HOLDERS OF CLASS B SHARES: Election of one Class B Director:

      |_| FOR granting proxy holders the      |_| WITHHOLD AUTHORITY to vote
      discretion to vote for any nominated    for any nominated Class B
      Director                                Class B Director

      Candidates for the directorship representing the holders of the Class B Shares will be nominated at the Annual Meeting by the holders of such Class B Shares.

      FOR HOLDERS OF CLASS A AND CLASS B SHARES: Election of two Directors to represent the holders of all Classes of shares of the Bank's common stock:

      |_| FOR the nominee, Gonzalo            |_| WITHHOLD AUTHORITY to vote
      Menendez Duque.                         for the nominee Gonzalo
                                              Menendez Duque.

      |_| FOR the nominee, Jose Castaneda.    |_| WITHHOLD AUTHORITY to vote
                                              for the nominee Jose Castaneda.

4. In the proxy holders' discretion, with respect to any other business which may properly come before the Annual Meeting of Stockholders or any adjournments thereof.

      When this proxy card is properly executed and returned, the shares it represents will be voted as directed. If no specification is made, this proxy will be voted FOR approval of the Bank's audited financial statements for the fiscal year ended December 31, 2002; FOR the appointment of KPMG Peat Marwick as the Bank's independent auditors for the fiscal year ending December 31, 2003; FOR (i) the election of one director to be nominated at the Annual Meeting of Stockholders to represent the holders of the class B shares at the proxy holders' discretion and (ii) the election of the nominees Gonzalo Menendez Duque and Jose Castaneda as directors to represent the holders of all classes of shares of the Bank's common stock; and in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting of Stockholders.

PLEASE SIGN AND RETURN PROMPTLY IN THE ENCLOSED DHL ENVELOPE.

DATE:  ________________________, 2003


______________________________________________
          (Signature of Stockholder)